Issuance of 1 year SGD Fixed Rate Notes by Shinhan Bank

On October 14, 2005, Shinhan Bank, one of our major banking subsidiaries, decided to issue Fixed Rate Notes (the “Notes”) in the aggregate principal amount of SGD 80,000,000. The Notes are scheduled to be issued on October 21, 2005. The following is a detailed summary of terms and conditions of the issuance of the Notes.

1.	Issuer: Shinhan Bank

2.	Dealer: BNP Paribas

3.	Form: Euro Medium Term Notes

4.	Status: Senior, unsubordinated and unsecured

5.	Currency: Singapore Dollars

6.	Issue Amount: SGD 80,000,000

7.	Trade Date: October 14, 2005

8.	Issue Date : October 21, 2005

9.	Maturity Date: October 21, 2006 (1 year)

10.	Issue Price: 100.00%

11.	Redemption Price: 100.00%

12.	Coupon Rate: 2.50 per annum

13.	Interest Payment Dates: Semi-Annually, form and including 21 April 2006 to and including the Maturity Date